August 26, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (212) 807-7252

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

Re: Diamond Ranch Foods, Ltd.
Amendment Number Two to Registration Statement on Form 10-SB
Filed July 15, 2005
File No. 000-51206

Dear Mr. Maggio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 3

1.   You have stated that no agreements were made with the officers and directors of Jerry's Inc., and yet, immediately subsequent to the acquisition of MBC Foods, no officers and directors of Jerry's Inc. remained part of the company. Please explain the circumstances under which MBC officers and directors became the sole directors and officers of Jerry's Inc.

Item 2 – Management's Discussion and Analysis or Plan of Operation

General

2.   MD&A is intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company. Please revise MD&A to discuss and explain the following:

- Shrinking gross profit margins.

- Future needs for cash.

- Means of funding using factoring arrangements.

- Plans to achieve profitable operations.

Cost of Sales and Gross Profit, page 10

3.   Please refer to prior comment #11. We could not locate your analysis of general and administrative expenses. Please revise to disaggregate, compare and contrast the major components of general and administrative expenses for all periods presented with the comparable prior periods, and explain those differences.

4.   Please revise to disclose what impairment factors existed during the period ended December 31, 2004 that caused you to conclude that your intangible asset related to the Steiger Meats acquisition needed to be written off. Please refer to SFAS 142.

Sales and Collection Procedures, page 11

5.   Please revise to disclose the mechanics of your secured financing arrangements. Explain how and why you account for receivables factored.

Going Concern Opinion by Company Auditors, page 13

6.   Please revise to provide enhanced disclosure concerning your future acquisitions including disclosure of the feasibility of raising capital through debt or equity transactions given your negative cash flows.

7.   Please revise to provide disclosure of financing terms that are expected to be finalized in order for your business to continue as a going concern.

Recent Sales of Unregistered Securities, page 19

8.   In response to comment 14, you have omitted the number and nature of purchasers involved in several of the transactions. Please review our prior comment 14 and revise disclosure to include this information for each transaction, including the acquisition that took place on May 1, 2004.

9.   In response to comment 18, you have stated that 600,000 shares were issued for investor relations services. This contract ended on June 30, 2005. Please disclose whether this contract has been extended and if so, under what terms.

10.   In addition, in response to comment 18, you have given the stock, issued in exchange for investment relations services and in exchange for an independent research report, the value of $0.00025 per share. Please explain how you determined this value given your disclosure on page 18 regarding bids and quotes for your stock during the same period.

Part F/S

General

11.   Please provide separate disclosure in the notes to the financial statements regarding your sale of subsidiary. Refer to SFAS 144 and address the following in your disclosure:

   •   Provide a calculation of the gain on sale.

   •   Discuss the facts and circumstances of the sale. Please frame your discussion in the context of paragraph 30 of SFAS 144.

   •   Disclose how you valued the assets and liabilities. Please frame your discussion in the context of paragraphs 34 – 37 of SFAS 144.

   •   Revise your financial statements to provide the disclosures required by paragraphs 41 – 43 of SFAS 144.

Balance Sheets, page F-4

12.   Please tell us why your factoring line of credit balance exceeds your accounts receivable balance. Consider this in light of the disclosures that you have provided regarding your factoring arrangements.

Note 6 – Notes Payable

Factoring Line of Credit, page F-15

13.   You disclose in Note 6 that your factors will purchase portions of the Company's accounts receivable. Please revise your disclosure to clearly distinguish your factoring arrangements as either secured financings or sales of assets. Consider how these arrangements meet the requirements of SFAS 140 for sales treatment or as deferred financing arrangements.

14.   Please tell us how you accounted for the discount provided to your factor for purchasing accounts receivable.

Note 7 – Related Party Transactions, page F-16

15.   Please tell us why you believe shareholder loans of $199,700 are not, in substance, capital contributions. Consider this in light of your deficiencies in liquidity.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Isa Farhat at (202) 551-3485 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Cynthia Repport
        2101 Harvey Mitchell Pkwy South, #200
        College Station, TX 77840

        Richard Daniels
        Daniels McGowan Inc.
        14 Wall Street
        20th Floor
        New York, NY 10004